SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ABOVENET, INC. (FORMERLY METROMEDIA FIBER NETWORK, INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00374N107

(CUSIP Number)

Teresa Mason
Fiber, LLC
2300 Carillon Point
Kirkland, WA 98033
(425) 828-8066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00374N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Craig O. McCaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 4)

	8.	Shared Voting Power 1,083,081 (See Item 4)

	9.	Sole Dispositive Power 0 (See Item 4)

	10.	Shared Dispositive Power 1,083,081 (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,081 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). COM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 4)

	8.	Shared Voting Power 1,083,081 (See Item 4)

	9.	Sole Dispositive Power 0 (See Item 4)

	10.	Shared Dispositive Power 1,083,081 (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,081 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fiber, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 4)

	8.	Shared Voting Power 1,083,081 (See Item 4)

	9.	Sole Dispositive Power 0 (See Item 4)

	10.	Shared Dispositive Power 1,083,081 (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,081 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eagle River, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 4)

	8.	Shared Voting Power 1,083,081 (See Item 4)

	9.	Sole Dispositive Power 0 (See Item 4)

	10.	Shared Dispositive Power 1,083,081 (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,081 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of AboveNet, Inc. (formerly known as Metromedia Fiber Network, Inc.), a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 360 Hamilton Avenue, White Plains, New York 10601.

Item 2.	Identity and Background
(a)-(c) The persons filing this statement (collectively the “Reporting Persons”) are:

(1)   Fiber, LLC, is a limited liability company formed under the laws of the State of Washington (“Fiber”).  Fiber is the direct owner of the securities of the Issuer which are the subject of this statement. The principal Fiber business is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities.  The address for Fiber’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(2)   COM Holdings, LLC, is a limited liability company formed under the laws of the State of Washington (“COM Holdings”).  COM Holdings is the sole member of Fiber. The principal business of COM Holdings is to build equity value for its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address for COM Holdings’ principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

(3)   Eagle River, Inc. is a corporation formed under the laws of the State of Washington (“Eagle River”).  Eagle River is the manager of COM Holdings and Fiber.  The principal business of Eagle River, Inc. is to build equity value for its shareholder by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments and provides management and consulting services.  The address for its principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(4)   Craig O. McCaw, an individual (“Mr. McCaw”), has voting and management control of Eagle River, which in turn is the manager of COM Holdings and Fiber.  Mr. McCaw also is the sole member of COM Holdings, which in turn is the sole member of Fiber.  Mr. McCaw’s business address is 2300 Carillon Point, Kirkland, Washington 98033.

Mr. McCaw is the Chairman, sole director, Chief Executive Officer and President of Eagle River.  The other executive officers of Eagle River are Dennis Weibling, Vice-Chairman, Brian Marcinek, Vice President of Business Development, and Susan McCaw, Vice President and Secretary of Eagle River.  Each serves in the foregoing capacities as his present principal occupation.  The business address of each is 2300 Carillon Point, Kirkland, Washington 98033.

(d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or state of organization of each of the Reporting Persons is set forth in item 6 of the respective table for each Reporting Person set forth above.  Each of the executive officers of Eagle River are citizens of United States.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4.
Fiber acquired the securities with approximately $25 million of working capital contributed by Mr. McCaw through COM Holdings.

Item 4.	Purpose of Transaction

The Issuer filed a Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on September 8, 2003 in which it reported that it had emerged from Chapter 11 of the U.S. Bankruptcy Code on September 8,2003 (the “Effective Date”), pursuant to the Issuer’s Second Amended Plan of Reorganization (the “Plan”).   According to the Issuer, pursuant to its Plan, all previously existing equity securities of the Issuer were cancelled on the “Effective Date.   All capitalized terms used in this statement and not herein defined have the meanings ascribed to them in the Plan, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 4, 2003.  The Plan requires that shares of Common Stock be issued to holders of Allowed Claims.  However, according to the Issuer, the allocation of those shares and warrants among the holders of Allowed Claims cannot be finally determined until the actual amount of Allowed Claims is finally determined.  Pending final resolution of all claims, the Issuer will make interim distributions of a portion of the securities to be distributed under the Plan.  The securities indicated in this statement reflects the Reporting Persons’ best estimates of the securities to be distributed to the Reporting Persons in respect of their Allowed Claims.  Pending a final determination of the shares of Common Stock to be issued to the holders of Allowed Claims under the Plan, the remaining securities to be distributed under the Plan are being held by the Issuer.

Pursuant to the Plan and the Order dated August 21, 2003 confirming the Plan (the “Order”), a copy of which was filed as Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 4, 2003, the Issuer is conducting an offering of Rights (the “Rights”) exercisable for shares of Common Stock (the “Rights Shares”) to certain holders of Allowed Claims.  The number of Rights Shares to be acquired by the Reporting Persons is presently unknown.  In accordance with the Plan and the Order, Fiber is entitled to exercise up to a minimum of 417,303 of the Rights Shares (the “Fiber Rights Shares”).  In the event that certain Rights are unexercised by certain other holders of Allowed Claims, then Fiber may be required to exercise additional Rights up to an aggregate, inclusive of any Fiber Rights Shares acquired, of 834,605 Rights Shares (the “Excess Rights Shares”) under the Plan and Order.  The total number of Rights Shares Fiber may exercise under the Plan and Order depending upon the amount of Rights exercised by other participants, inclusive of the Fiber Rights Shares and Excess Rights Shares, is 1,669,210.

From time to time, one or more of the Reporting Persons may seek to increase, reduce or dispose of their investment in the Issuer in the open market, in privately negotiated transactions, or otherwise.  The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Issuer and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number of shares of Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

Name	Number of Shares (1)		Percentage (2)
Fiber	1,083,081	(1)	12.4%
COM Holdings	1,083,081	(3)	12.4%
Craig O. McCaw	1,083,081	(3)	12.4%
Eagle River	1,083,081	(3)	12.4%

(1) See description of included securities in Item 4. Excludes any Rights Shares issuable upon exercise of the Rights.

(2)   Estimated based on 8,750,000 shares of Common Stock issuable under the Plan on September 8, 2003, as described in the Issuer’s Current Report on Form 8-K filed with the Commission on September 4, 2003.

(3) Includes the securities to be received by Fiber under the Plan.

(b)           Pursuant to the terms of the Limited Liability Company Agreement of Fiber, Eagle River, as manager, and COM Holdings, as sole member, share control over the management and affairs of Fiber, including investment and voting control over the securities.  Pursuant to the terms of the Limited Liability Company Agreement of COM Holdings, Eagle River, as manager, and Mr. McCaw, as sole member, share control over the management and affairs of COM Holdings, including any decisions made as sole member of Fiber.  Mr. McCaw, as the sole director, Chairman, Chief Executive Officer, President and controlling shareholder of Eagle River, has management control over Eagle River, including any decisions made as manager of Fiber and COM Holdings.

(c) See Item 4.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 11, 2003, Fiber and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) as contemplated by the Plan.  Under the terms of the Standstill Agreement, Fiber has agreed to certain “standstill” provisions concerning the Issuer.

Other than the Standstill Agreement, there are no contracts, arrangements, understandings, or relationships with respect to securities of the Issuer with any persons except as set forth in Items 2, 3 and 4 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement among the reporting persons dated as of September 18, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fiber, LLC, Reporting Person
	By:	Eagle River, Inc., Manager

September 18, 2003	By:	/s/ Brian Marcinek
Date		Vice President of Business Development

COM Holdings, LLC, Reporting Person
	By:	Eagle River, Inc., Manager

September 18, 2003	By:	/s/ Brian Marcinek
Date		Vice President of Business Development

Craig O. McCaw, Reporting Person

September 18, 2003		/s/ Craig O. McCaw
Date	Signature

Eagle River, Inc. Reporting Person

September 18, 2003		/s/ Brian Marcinek
Date		Vice President of Business Development